Exhibit 99.1

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

EMA accepts regulatory submission for avalglucosidase alfa, a potentially new standard of care enzyme replacement therapy for Pompe disease

•	Avalglucosidase alfa, an investigational enzyme replacement therapy for patients with Pompe disease, reaches its first important regulatory milestone

•	Pompe disease affects an estimated 50,000 people worldwide

•	Submission based on positive data from two trials including both infantile-onset and late-onset Pompe disease patients

•	Regulatory approval in Europe anticipated in the second half of 2021

•	Milestone builds on company’s 20+ year commitment to the Pompe disease community

•	Avalglucosidase alfa receives Promising Innovative Medicine designation in UK, adding to U.S. Breakthrough Therapy designation received earlier this year

PARIS – October 2, 2020 –The European Medicines Agency (EMA) has accepted for review the Marketing Authorization Application (MAA) for avalglucosidase alfa, for long-term enzyme replacement therapy for the treatment of patients with Pompe disease (acid α-glucosidase deficiency). Avalglucosidase alfa is an investigational enzyme replacement therapy, which, if approved, would offer a potential new standard of care for patients with Pompe disease.

Pompe disease is a rare, degenerative muscle disorder that can impact an individual’s ability to move and breathe. It affects an estimated 50,000 people worldwide and can manifest at any age from infancy to late adulthood.

The MAA is based on positive data from two trials:

•

Phase 3, double-blind, comparator-controlled, pivotal COMET trial, which evaluated the safety and efficacy of avalglucosidase alfa compared to alglucosidase alfa (standard of care) in patients with late-onset Pompe disease. Results from this trial were presented during a Sanofi-hosted virtual scientific session in June 2020.

•

Phase 2 mini-COMET trial, which evaluated the safety and exploratory efficacy of avalglucosidase alfa in patients with infantile-onset Pompe disease previously treated with alglucosidase alfa. Results from this trial were presented at the WORLDSymposium, in February 2020.

Pompe disease is caused by a genetic deficiency or dysfunction of the lysosomal enzyme acid alpha-glucosidase (GAA), which results in build-up of complex sugars (glycogen) in muscle cells throughout the body. The accumulation of glycogen leads to irreversible damage to the muscles, including respiratory muscles, such as the diaphragm muscle that supports the lungs, and other skeletal muscles that affect mobility. Avalglucosidase alfa is designed to improve the delivery of GAA enzyme into the lysosomes of muscle cells to breakdown glycogen and help address respiratory impairment, as well as decreased muscle strength and function (i.e. mobility), which are critical manifestations of Pompe disease.

The Medicines and Healthcare Products Regulatory Agency in the UK has granted Promising Innovative Medicine designation for avalglucosidase alfa, an early indication that the investigational therapy is a promising candidate for the Early Access to Medicines Scheme in the UK.i

The U.S. Food and Drug Administration has granted Breakthrough Therapy and Fast Track designations to avalglucosidase alfa.

Delivery of GAA to Clear Glycogen

To reduce the glycogen accumulation caused by Pompe disease, the GAA enzyme must be delivered into the lysosomes within muscle cells. Research led by Sanofi has focused on ways to enhance the delivery of GAA into the lysosomes of muscle cells by targeting the mannose-6-phosphate (M6P) receptor that plays a key role in the transport of GAA.

Avalglucosidase alfa is designed with approximately 15-fold increase in M6P content, compared to alglucosidase alfa, and aims to help improve cellular enzyme uptake and enhance glycogen clearance in target tissues.ii The clinical relevance of this difference has not been confirmed.

Avalglucosidase alfa is currently under clinical investigation and its safety and efficacy have not been evaluated by any regulatory authority worldwide.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

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[i]

Medicines and Healthcare Products Regulatory Agency. Promising Innovative Medicine (PIM) Designation - Step I of Early Access to Medicines Scheme (EAMS). Gov.UK. https://assets.publishing.service.gov.uk/government/uploads/system/uploads/attachment_data/file/375327/PIM_designation_guidance.pdf. Published April 2014. Accessed September 24, 2020.

ii	Zhou Q. Bioconjug Chem. 2011 Apr 20;22(4):741-51